Filed Pursuant to Rule 424(b)(3)
File No. 333-269714
PROSPECT CAPITAL CORPORATION
SUPPLEMENT NO. 2 TO PROSPECTUS SUPPLEMENT DATED DECEMBER 29, 2023
THE DATE OF THIS SUPPLEMENT IS OCTOBER 17, 2024
The purpose of this supplement is to amend disclosure appearing in Prospect Capital Corporation’s (the “Company”) prospectus supplement dated December 29, 2023 (as further supplemented, the “Prospectus Supplement”). This supplement supersedes the Prospectus Supplement and any previous supplements thereto to the extent it contains information that is different from or in addition to the information in the Prospectus Supplement or such previous supplement. Unless otherwise indicated, all other information included in the Prospectus Supplement, or any previous supplements thereto, that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus Supplement or the prospectus dated February 10, 2023, as applicable.
Increase in Maximum Amount of Preferred Stock Offered
The Company is increasing the maximum aggregate liquidation preference of Preferred Stock being offered by $250,000,000. Accordingly, the Prospect Supplement now governs the offering by the Company of up to 90,000,000 shares of Preferred Stock with an aggregate liquidation preference of $2,250,000,000. The Preferred Stock will continued to be issued in any combination of the multiple series of Preferred Stock, as set forth in the Prospectus Supplement; however as disclosed in the Supplement No. 1 to the Prospectus Supplement dated September 6, 2024, the Company is no longer offering the Fixed Rate Shares and, as a result, any additional Preferred Stock offered hereunder will be only in any combination of Series A4 Shares and Series M4 Shares.

	Per Preferred Stock	Maximum Offering
Public offering price	$25.00	$2,250,000,000
Selling commission – Series A4 Shares(1)(2)(3)	$1.75	$157,500,000
Selling commission – Series M4 Shares(1)(2)	$0.00	$0.00
Dealer manager fee(1)(2)(3)	$0.75	$67,500,000
Proceeds to Prospect Capital Corporation (before expenses)(3)(4)(5)	$22.50	$2,025,000,000

(1) With respect to the Series A4 Shares, we will pay a selling commission up to 7% of the Stated Value and a dealer manager fee equal to 3% of the Stated Value. The Series M4 Shares will not have a selling commission and will have a dealer manager fee equal to 3% of the Stated Value. The selling commission and the dealer manager fee are payable by us to our dealer manager. Reductions in selling commissions on sales of Series A4 Shares will be reflected in reduced public offering prices as described in the “Plan of Distribution” section of this prospectus supplement and the net proceeds to us will generally not be impacted by such reductions; therefore, we will bear a reduction in net proceeds to us up to 7% of the Stated Value on all Series A4 Shares although the selling commission paid by us to our dealer manager may represent less than 7% of the Stated Value. We or our affiliates also may provide permissible forms of non-cash compensation to registered representatives of our dealer manager and the participating broker-dealers. The value of such items will be considered underwriting compensation in connection with this offering, and the corresponding payments of our dealer manager fee will be reduced by the aggregate value of such items. The combined selling commission, dealer manager fee and cash and non-cash underwriting compensation for this offering will not exceed 10% of the aggregate gross proceeds of this offering, which is referred to as FINRA's 10% underwriting compensation cap. The selling commission on the Series A4 Shares cannot be reduced below 5%. See “Plan of Distribution” in the Prospectus Supplement.

(2) We expect our dealer manager to authorize third-party broker-dealers that are members of FINRA, which we refer to as participating broker-dealers, to sell our Preferred Stock. Our dealer manager may reallow all or a portion of its selling commission attributable to a participating broker- dealer.

(3) Assumes all shares sold were subject to maximum selling commission and dealer manager fee applicable to Series A4 Shares.

(4) The selling commission and dealer manager fee, when combined with issuer expenses (including due diligence expenses and fees for establishing servicing arrangements for new stockholder accounts), are not currently expected to exceed 11.5% of the gross offering proceeds (collectively, “organization and offering expenses”). Our Board of Directors may, in its discretion, authorize the Company to incur organization and offering expenses in excess of 11.5% of the gross offering proceeds, but not in excess of FINRA’s limit on organization and offering expenses of 15% of the gross proceeds. However, in no event will the combined selling commission, dealer manager fee and all other underwriting compensation exceed FINRA's 10% cap.

(5) For illustrative purposes only. Assuming all shares sold were subject to maximum selling commission and dealer manager fee applicable to A4 Shares of 10% of Stated Value and issuer expenses of 1.5%, net proceeds to us, after these organization and offering expenses, would be $1,991,250,000.

This increase also increases the Company’s total authorized amount of preferred stock to 667,900,000 shares and reduces the Company’s total authorized amount of common stock to 1,332,100,000 shares.

Fees and Expenses

The following tables are intended to assist you in understanding the costs and expenses that an investor will bear directly or indirectly based on the Company’s capital structure as of June 30, 2024 and assuming the issuance of all shares of preferred stock the Company is presently offering. We caution you that some of the percentages indicated in the table below are estimates and may vary. These tables are based on our assets and common stock outstanding as of June 30, 2024, except that we assume that we have issued $0.9 billion in preferred stock paying dividends of 5.50% per annum, $0.7 billion in preferred stock paying dividends of 6.50% per annum, $0.7 billion in preferred stock paying dividends of a floating rate (assuming 6.78% annualized, based on the floating rate as of October 15, 2024), in addition to our $0.15 billion of preferred stock paying dividends of 5.35% per annum, and that we have borrowed $2.1 billion under our credit facility, which is the maximum amount available under the credit facility with the current levels of other debt, in addition to our other indebtedness of $1.7 billion. Except where the context suggests otherwise, any reference to fees or expenses paid by “you” or “us” or that “we” will pay fees or expenses, the Company will pay such fees and expenses out of our net assets and, consequently, you will indirectly bear such fees or expenses as an investor in the Company’s common stock. However, you will not be required to deliver any money or otherwise bear personal liability or responsibility for such fees or expenses.

Stockholder transaction expenses:	Series A4 Shares	Series M4 Shares
Sales Load (as a percentage of offering price)	10.00%(1)	3.00%(2)
Offering expenses borne by the Company (as a percentage of offering price)	1.50%(3)	1.50%(3)
Preferred Stock Dividend reinvestment plan expenses (4)	None	None
Total stockholder transaction expenses (as a percentage of offering price):	11.50%	4.50%
Annual expenses (as a percentage of net assets attributable to common stock):
Management fees (5)	5.30%
Incentive fees payable under Investment Advisory Agreement (20% of realized capital gains and 20% of pre-incentive fee net investment income) (6)	2.21%
Total advisory fees	7.51%
Total interest expenses (7)	6.43%
Other expenses (8)	1.20%
Total annual expenses (6)(8)	15.14%
Dividends on preferred stock (9)	3.85%
Total annual expenses after dividends on preferred stock (10)	18.99%

Example

The following table demonstrates the projected dollar amount of cumulative expenses we would pay out of net assets and that you would indirectly bear over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have issued $0.9 billion in preferred stock paying dividends of 5.50% per annum, $0.7 billion in preferred stock paying dividends of 6.50% per annum, $0.7 billion in preferred stock paying dividends of a floating rate (assuming 6.78% annualized, based on the floating rate as of

October 15, 2024), in addition to our $0.15 billion of preferred stock paying dividends of 5.35% per annum, and that we have borrowed $2.1 billion under our credit facility, which is the maximum amount available under the credit facility with the current levels of other debt, in addition to our other indebtedness of $1.7 billion, and that our annual operating expenses would remain at the levels set forth in the table above and that we would pay the costs shown in the table above.

	1 Year	3 Years	5 Years	10 Years
A4 Shares - You would pay the following expenses on a $1,000 investment in shares of our common stock, assuming a 5% annual return on our portfolio*	$227	$486	$687	$1,016
M4 Shares - You would pay the following expenses on a $1,000 investment in shares of our common stock, assuming a 5% annual return on our portfolio*	$191	$462	$673	$1,017
A4 Shares - You would pay the following expenses on a $1,000 investment in shares of our common stock, assuming a 5% annual return on our portfolio**	$236	$506	$711	$1,034
M4 Shares - You would pay the following expenses on a $1,000 investment in shares of our common stock, assuming a 5% annual return on our portfolio**	$201	$483	$698	$1,036

* Assumes that we will not realize any capital gains computed net of all realized capital losses and unrealized capital depreciation on our portfolio.

** Assumes no unrealized capital depreciation or realized capital losses and 5% annual return on our portfolio resulting entirely from net realized capital gains (and therefore subject to the capital gains incentive fee).

While the example assumes, as required by the SEC, a 5% annual return on our portfolio, our performance will vary and may result in a return greater or less than 5%. The income incentive fee under our Investment Advisory Agreement with Prospect Capital Management is unlikely to be material assuming a 5% annual return on our portfolio and is not included in the example. If we achieve sufficient returns on our portfolio, including through the realization of capital gains, to trigger an incentive fee of a material amount, our distributions to our common stockholders and our expenses would likely be higher. In addition, while the example assumes reinvestment of all dividends and other distributions at NAV, common stockholders that participate in our common stock dividend reinvestment plan will receive a number of shares of our common stock determined by dividing the total dollar amount of the distribution payable to a participant by 95% of the market price per share of our common stock at the close of trading on the valuation date for the distribution.

This example and the expenses in the table above should not be considered a representation of our future expenses. Actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.

(1)    Includes up to a 7.0% selling commission on the $25.00 per share (the “Stated Value”) paid by the Company and a dealer manager fee equal to 3.0% of the Stated Value paid by the Company. Reductions in selling commissions will be reflected in reduced public offering prices as described in the “Plan of Distribution” section of this prospectus supplement and the net proceeds to us will generally not be impacted by such reductions; therefore, we will bear a reduction in net proceeds to us up to 7.0% of the Stated Value on all Series A4 Shares although the selling commission compensation paid by us to our dealer manager may represent less than 7.0% of the Stated Value. We may, through the Holder Optional Redemption Fee applicable to holders of the Series A4 Shares, effectively recoup a portion of the Sales Load if stockholders exercise a Holder Optional Redemption of their Series A4 shares prior to the 5-year anniversary of the original issue date. The Holder Optional Redemption Fee is 10.00% of the maximum public offering price disclosed herein prior to the third anniversary of the issuance of such Series A4 Shares, 8.00% of the maximum public offering price disclosed herein on or after the third anniversary but prior to the fourth anniversary, 5.00% of the maximum public offering price disclosed herein on or after the fourth anniversary but prior to the fifth anniversary and 0.00% on or after the fifth anniversary.

(2)    Includes a dealer manager fee equal to 3.0% of the Stated Value paid by the Company.

(3)    The selling commission and dealer manager fee, when combined with organization and offering expenses (including due diligence expenses and fees for establishing servicing arrangements for new stockholder accounts), are not expected to exceed 11.5% of the gross offering proceeds. Our Board of Directors may, in its discretion, authorize the Company to incur underwriting and other offering expenses in excess of 11.5% of the gross offering proceeds. In no event will the combined selling commission, dealer manager fee and offering expenses exceed FINRA’s limit on underwriting and other offering expenses.

(4)    The expenses of the Preferred DRIP are included in “other expenses.” See “Capitalization” in this prospectus supplement.

(5)    Our base management fee is 2% of our gross assets (which include any amount borrowed, i.e., total assets without deduction for any liabilities, including any borrowed amounts for non-investment purposes, for which purpose we have not and have no intention of borrowing). Although no plans are in place to borrow the full amount under our line of credit, assuming that we borrowed $2.1 billion, the 2% management fee of gross assets equals approximately 5.30% of net assets.

(6)    Based on our net investment income and realized capital gains, less realized and unrealized capital losses, earned on our portfolio for the year ended June 30, 2024, all of which consisted of an income incentive fee. This historical amount has been adjusted to reflect the issuance of 96,187,000 shares of preferred stock. The capital gain incentive fee is paid without regard to pre-incentive fee income. For a more detailed discussion of the calculation of the two-part incentive fee, see “Management Services-Investment Advisory Agreement” in the prospectus.

(7)    As of June 30, 2024, we had $1.7 billion outstanding of Unsecured Notes (as defined below) in various maturities, ranging from February 15, 2025 to March 15, 2052, and interest rates, ranging from 2.25% to 8.00%, some of which are convertible into shares of the Company’s common stock at various conversion rates.

(8)    “Other expenses” are based on estimated amounts for the current fiscal year. The amount shown above represents annualized expenses during our year ended June 30, 2024 representing all of our estimated recurring operating expenses (except fees and expenses reported in other items of this table) that are deducted from our operating income and reflected as expenses in our Statement of Operations. The estimate of our overhead expenses, including payments under an administration agreement with Prospect Administration, or the Administration Agreement is based on our projected allocable portion of overhead and other expenses incurred by Prospect Administration in performing its obligations under the Administration Agreement. See “Business-Management Services-Administration Agreement” in the applicable prospectus.

(9)    Based on the 5.50% per annum dividend rate applicable to the Series A1 Shares, M1 Shares, M2 Shares, AA1 Shares, MM1 Shares, and A2 Shares. Also based on the 5.35% per annum dividend rate applicable to the A Shares. Also based on the 6.50% per annum dividend rate applicable to the Series A3 Shares, M3 Shares, AA2 Shares, and MM2 Shares and the 6.78% annualized dividend rate applicable to Series A4 Shares and M4 Shares based on the floating rate as of October 15, 2024. Other series of preferred stock, including other series of preferred stock being sold in different offerings, may bear different annual dividend rates. No dividend will be paid on shares of Preferred Stock after they have been converted to shares of common stock.

(10)    The indirect expenses associated with the Company’s investments in collateralized loan obligations are not included in the fee table presentation, but if such expenses were included in the fee table presentation then the Company’s total annual expenses would have been 15.6%, or 19.4% after dividends on preferred stock.

Risk Factors

Illustration of Impact of Leverage.

The following tables illustrate the effect of leverage on returns from an investment in our common stock assuming various annual returns, net of interest expense. The calculations in the tables below are hypothetical and actual returns may be higher or lower than those appearing below.

The below calculation assumes (i) $8.3 billion in total assets, (ii) an average cost of funds of 5.70% (including preferred dividend payments), (iii) $2.5 billion in debt outstanding, (iv) $0.8 billion in liquidation preference of preferred stock paying a 5.50% annual dividend outstanding, (v) $0.13 billion in liquidation preference of preferred stock paying a 5.35% annual dividend outstanding, (vi) $0.7 billion in liquidation preference of preferred stock paying a 6.50% annual dividend outstanding, (vi) $0.7 billion in liquidation preference of the Series A4 Shares and Series M4 Shares outstanding and (vii) $3.7 billion of common stockholders’ equity.

Assumed Return on Our Portfolio (net of expenses)	(10)%	(5)%	0%	5%	10%
Corresponding Return to Common Stockholder(1)	(30.5)%	(19.0)%	(7.4)%	4.1%	15.6%

The below calculation assumes (i) $8.3 billion in total assets, (ii) an average cost of funds of 5.58% (including preferred dividend payments), (iii) $2.5 billion in debt outstanding, (iv) $0.13 billion in liquidation preference of preferred stock paying a 5.35% annual dividend outstanding, (v) $0.7 billion in liquidation preference of the Series A4 Shares and Series M4 Shares outstanding and (vi) $5.1 billion of common stockholders’ equity.

Assumed Return on Our Portfolio (net of expenses)	(10)%	(5)%	0%	5%	10%
Corresponding Return to Common Stockholder(2)	(20.3)%	(12.0)%	(3.7)%	4.6%	12.9%

(1) Assumes no conversion of preferred stock, as applicable, to common stock.

(2)  Assumes the conversion of $0.8 billion in preferred stock paying a 5.50% annual dividend and $0.7 billion in preferred stock paying a 6.50% annual dividend, at a conversion rate based on the 5-day VWAP of our common stock on October 15, 2024, which was $5.11, and a Holder Optional Conversion Fee (as defined in the prospectus supplement relating to the applicable offering) of 9.00% on Series A1 Shares, Series A3 Shares, AA1 Shares and Series AA2 Shares of the maximum public offering price disclosed within the applicable prospectus supplements. The actual 5-day VWAP of our common stock on a Holder Conversion Exercise Date may be more or less than $5.11, which may result in more or less shares of common stock issued.

The assumed portfolio return is required by regulation of the SEC and is not a prediction of, and does not represent, our projected or actual performance. Actual returns may be greater or less than those appearing in the table.

Capitalization

The table below assumes that we will sell all of the 90,000,000 shares of Preferred Stock offered by this prospectus supplement at a price of $25.00 per share (excluding any shares of Preferred Stock issued pursuant to our Preferred Stock Dividend Reinvestment Plan), but there is no guarantee that there will be any sales of our Preferred Stock pursuant to this prospectus supplement and the accompanying prospectus. Actual sales, if any, of our Preferred Stock under this prospectus supplement and the accompanying prospectus may be less than as set forth in the table below. The last reported sale price per share of our common stock on the Nasdaq Global Select Market on October 15, 2024 was $5.18. The following table sets forth our capitalization as of June 30, 2024:

•on an actual basis;

•on an as adjusted basis giving effect to the issuance of 1,834,082 shares of common stock in connection with the Company's common stock dividend reinvestment plan, the issuance of 7,783,187 shares of common stock and redemption of 733,685 shares of Series A1 preferred stock, 320,895 shares of Series A3 preferred stock, 313,489 shares of Series M1 preferred stock and 334,385 shares of Series M3 preferred stock, respectively, in connection with preferred stock holder conversions, redemption of 1,840 shares of Series M4 preferred stock in connection with preferred stock holder redemptions, issuance of 22,691 shares of Series A1 preferred stock, 113,281 shares of Series A3 preferred stock, 2,252,783 shares of Series A4 preferred stock, 294 shares of Series M1 preferred stock, 18,228 shares of Series M3 preferred stock and 262,390 shares of Series M4 preferred stock (including preferred stock issued in connection with our preferred stock dividend reinvestment plan), net repayments of $52.3 million under our credit facility, net repurchases of $17.8 million of our 2026 Notes and net issuances of $108.9 million aggregate principal amount of Prospect Capital InterNotes® (issuances net of our redemption of certain Prospect Capital InterNotes® in accordance with the survivors option);

•on an as further adjusted basis giving effect to the transaction noted above, the assumed sale of 90,000,000 shares of our Preferred Stock at a price of $25 per share less fees and expenses (less 71,124,791 shares of the Preferred Stock previously issued); and

•on an as further adjusted basis giving effect to the transactions noted above and the conversion of all Fixed Rate Shares into common stock and assuming all 52,824,496 Series A1 Shares and A3 Shares outstanding pay a Holder Optional Conversion Fee of 9.00% and all 4,202,762 Series M1 Shares and M3 Shares outstanding pay the aggregate amount of all dividends, whether paid or accrued, on such M Share in the three full months prior to the conversion date and are converted at a conversion rate based on the 5-day VWAP of our common stock on October 15, 2024 which was $5.11 (the actual 5-day VWAP of our common stock on a conversion date may be more or less than $5.11, which may result in more or less shares of common stock issued).

This table should be read in conjunction with “Use of Proceeds” and our “Management's Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes thereto included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of June 30, 2024
	Actual		As Adjusted for Stock Issuances and Borrowings After June 30, 2024		As further Adjusted for this Offering		As further Adjusted for Conversion to Common
	(In thousands, except shares and per share data) (Unaudited)
Long-term debt, including current maturities:
Borrowings under senior credit facility	$794,796		$742,531		$742,531		$742,531
Senior Convertible Notes	156,168		156,168		156,168		156,168
Senior Unsecured Notes	1,000,000		982,170		982,170		982,170
Prospect Capital InterNotes®	504,028		612,963		612,963		612,963
Total long-term debt	2,454,992		2,493,832		2,493,832		2,493,832
Preferred Stock, par value $0.001 per share at carrying value plus cumulative accrued and unpaid dividends
Preferred stock, par value $0.001 per share at carrying value plus cumulative accrued and unpaid dividends	1,586,188	(1)	1,610,007	(2)(5)	2,027,634	(3)	758,551	(4)
Net Assets Applicable to Common Stockholders
Common stock, par value $0.001 per share (1,832,000,000 shares of common stock authorized; 424,846,963 shares outstanding actual and 434,464,232 shares outstanding as adjusted and 434,464,232 shares outstanding as further adjusted for this offering and 689,863,631 shares outstanding as further adjusted for conversion to common stock)	425		435	(6)	435		690
Common stock paid-in capital in excess of par value	4,208,607		4,257,655	(6)	4,257,655		5,526,483
Total distributable earnings (loss)	(497,299)		(497,299)		(497,299)		(497,299)
Total common stockholders’ equity	3,711,733		3,760,791		3,760,791		5,029,874
Total capitalization	$7,752,913		$7,864,630		$8,282,257		$8,282,257
(1)     As of June 30, 2024, actual preferred stock includes 647,900,000 shares authorized, with 80,000,000 shares of preferred stock authorized for each of the Series A1, Series A3, Series A4, Series M1, Series M3, Series M4 and Series M2 and 20,000,000 shares of preferred stock authorized for each of the Series AA1, Series AA2, Series MM1 and Series MM2, and 1,000,000 shares of preferred stock authorized for the Series A2 and 6,900,000 shares of preferred stock authorized for the Series A; 28,932,457 Series A1 shares issued and outstanding; 24,810,648 Series A3 shares issued and outstanding; 3,766,166 Series A4 shares issued and outstanding; 1,788,851 Series M1 shares issued; 3,351,101 Series M3 shares issued; 1,401,747 Series M4 shares issued and outstanding; 0 Series M2 shares issued and outstanding; 0 Series AA1 shares issued and outstanding; 0 Series AA2 shares issued and outstanding; 0 Series MM1 issues and outstanding; 0 Series MM2 shares issued and outstanding; 164,000 Series A2 shares issued and outstanding; and 5,251,157 Series A shares issued and outstanding at carrying value plus cumulative accrued and unpaid dividends.
(2)     As of October 15, 2024, preferred stock adjusted for stock issuances after June 30, 2024 includes 647,900,000 shares authorized, with 80,000,000 shares of preferred stock authorized for each of the Series A1, Series A3, Series A4, Series M1, Series M3, Series M4 and Series M2, and 20,000,000 shares of preferred stock authorized for each of the Series AA1, Series AA2, Series MM1 and Series MM2, and 1,000,000 shares of preferred stock authorized for the Series A2 and 6,900,000 shares of preferred stock authorized for the Series A; 28,221,463 Series A1 shares issued and outstanding; 24,603,033 Series A3 shares issued and outstanding; 6,018,949 Series A4 shares issued and outstanding; 1,357,783 Series M1 shares issued; 2,844,979 Series M3 shares issued; 1,970,131 Series M4 shares issued and outstanding; 0 Series M2 shares issued and outstanding; 0 Series AA1 shares issued and outstanding; 0 Series AA2 shares issued and outstanding; 0 Series MM1 issues and outstanding; 0 Series MM2 shares issued and outstanding; 164,000 Series A2 shares issued and outstanding; and 5,251,157 Series A shares issued and outstanding at carrying value plus cumulative accrued and unpaid dividends.
(3)     As of October 15, 2024 and assuming all convertible shares issued under this offering are of Series A4, preferred stock as further adjusted for this offering includes 667,900,000 shares authorized, with 90,000,000 shares of preferred stock authorized for each of the Series A4 and Series M4, 80,000,000 for each of the Series A1, Series A3, Series M1, Series M3, and Series M2, and 20,000,000 shares of preferred stock authorized for each of the Series AA1, Series AA2, Series MM1 and Series MM2, and

1,000,000 shares of preferred stock authorized for the Series A2 and 6,900,000 shares of preferred stock authorized for the Series A; 28,221,463 Series A1 shares issued and outstanding; 24,603,033 Series A3 shares issued and outstanding; 24,894,758 Series A4 shares issued and outstanding; 1,357,783 Series M1 shares issued; 2,844,979 Series M3 shares issued; 1,970,131 Series M4 shares issued and outstanding; 0 Series M2 shares issued and outstanding; 0 Series AA1 shares issued and outstanding; 0 Series AA2 shares issued and outstanding; 0 Series MM1 issues and outstanding; 0 Series MM2 shares issued and outstanding; 164,000 Series A2 shares issued and outstanding; and 5,251,157 Series A shares issued and outstanding at carrying value plus cumulative accrued and unpaid dividends.
(4)     As of October 15, 2024 and assuming all convertible shares issued under this offering are of Series A, preferred stock as further adjusted for conversion of this offering to common includes 667,900,000 shares authorized, with 90,000,000 shares of preferred stock authorized for each of the Series A4 and Series M4, 80,000,000 for each of the Series A1, Series A3, Series M1, Series M3, and Series M2, and 20,000,000 shares of preferred stock authorized for each of the Series AA1, Series AA2, Series MM1 and Series MM2, and 1,000,000 shares of preferred stock authorized for the Series A2 and 6,900,000 shares of preferred stock authorized for the Series A; 0 Series A1 shares issued and outstanding; 0 Series A3 shares issued and outstanding; 24,894,758 Series A4 shares issued and outstanding; 0 Series M1 shares issued and outstanding; 0 Series M3 shares issued and outstanding; 1,970,131 Series M4 shares issued and outstanding; 0 Series M2 shares issued and outstanding; 0 Series AA1 shares issued and outstanding; 0 Series AA2 shares issued and outstanding; 0 Series MM1 shares issued and outstanding; 0 Series MM2 shares issued and outstanding; 187,000 Series A2 shares issued and outstanding; and 6,000,000 Series A shares issued and outstanding at carrying value plus cumulative accrued and unpaid dividends.
(5)     Includes 22,691 shares of our A1 Shares, 113,281 shares of our A3 Shares, 2,252,783 shares of our A4 Shares, 294 shares of our M1 Shares, 18,228 shares of our M3 Shares and 262,390 shares of our M4 Shares issued since June 30, 2024, including preferred stock issued in connection with our preferred stock dividend reinvestment plan, and our conversion of 1,702,453 shares of Series A1, Series A3, Series M1 and Series M3 preferred stock in connection with preferred stock holder conversions, and our redemption of 1,840 shares of Series M4 preferred stock in connection with preferred stock holder redemptions.
(6)     Includes 1,834,082 shares of our common stock issued since June 30, 2024 in connection with our common stock dividend reinvestment plan and 7,783,187 shares of our common stock issued since June 30, 2024 in connection with a preferred stock holder conversion.

Plan of Distribution

General

We are offering up to a maximum of 90,000,000 shares, par value $0.001 per share, of our Series A4 Shares and Series M4 Shares, and any combination of any future series of preferred stock, collectively, the Preferred Stock, through Preferred Capital Securities, LLC, or PCS, on a “reasonable best efforts” basis, which means that the dealer manager is only required to use its good faith efforts and reasonable diligence to sell the Preferred Stock and has no firm commitment or obligation to purchase any specific number or dollar amount of the Preferred Stock. The aggregate number of shares issued in this offering across all series of Preferred Stock shall not exceed 90,000,000. The Preferred Stock will be sold at a public offering price of $25.00 per share of Preferred Stock, subject to reduction as described below under “-Dealer Manager and Participating Broker-Dealer Compensation.” The Preferred Stock will not be certificated.

We will sell the Preferred Stock using two closing services provided by DTC. The first service is DTC Settlement and the second service is DRS Settlement. Investors purchasing the Preferred Stock through DTC Settlement will coordinate with their registered representatives to pay the full purchase price for their Preferred Stock by the settlement date, and such payments will not be held in escrow. Investors who are permitted to utilize the DRS Settlement method will complete and sign subscription agreements, which will be delivered to the escrow agent, UMB Bank N.A. In addition, such investors will pay the full purchase price for their Preferred Stock to the escrow agent (as set forth in the subscription agreement), to be held in trust for the investors’ benefit pending release to us as described herein. See “-Settlement Procedures” for a description of the closing procedures.

In connection with the sale of the Preferred Stock on our behalf, PCS may be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation of PCS may be deemed to be underwriting commissions or discounts.

PCS is a securities broker-dealer registered with the SEC and a member firm of FINRA. The principal business address of PCS is 3290 Northside Parkway, NW, Suite 800, Atlanta, GA 30327.

Subject to compliance with applicable regulation, we may also sell up to $350,000,000 in aggregate liquidation preference of Preferred Stock in this offering directly to investors in negotiated transactions in which neither PCS nor any other entity is acting as an underwriter, dealer or agent. We will determine the per share price through negotiations with these investors. For such direct sales, no selling commissions or dealer manager fees will be paid and such sales will be made pursuant to Rule 3a4-1 under the Exchange Act or otherwise in accordance with applicable law. PCS will not be responsible for regulatory compliance and will not receive any related fee on any direct transactions we may conduct. The gross proceeds we receive from any such direct sales will not be included in the gross proceeds of this offering for purposes of calculating FINRA’s 10% underwriting limit described below under “-Compensation of Dealer Manager and Participating Broker-Dealers.”

Dealer Manager and Participating Broker-Dealer Compensation

The table below sets forth the nature and estimated amount of all items viewed as “underwriting compensation” by FINRA, assuming all shares of Preferred Stock sold hereunder are A4 Shares.

Selling Commission (maximum)	$157,500,000
Dealer Manager fee (maximum)	$67,500,000
Offering expenses	$33,750,000
Total	$225,000,000

***
SHAREHOLDERS SHOULD RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE